UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

Micronet Enertec Technologies, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

595117102
(CUSIP Number)

April 29, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 595117102

1	NAME OF REPORTING PERSON THE MEYDAN NO. 3 FAMILY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION AUSTRALIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 900,000 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 900,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%
12	TYPE OF REPORTING PERSON OO

(1) Includes 300,000 shares of Common Stock that are currently issuable upon the exercise of certain Warrants.

CUSIP NO. 595117102

1	NAME OF REPORTING PERSON A H MEYDAN (INTERNATIONAL) PTY LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION AUSTRALIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 900,000 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 900,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%
12	TYPE OF REPORTING PERSON CO

(1) Includes 300,000 shares of Common Stock that are currently issuable upon the exercise of certain Warrants.

CUSIP NO. 595117102

1	NAME OF REPORTING PERSON Moshe Meydan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION AUSTRALIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 900,000 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 900,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%
12	TYPE OF REPORTING PERSON IN

(1) Includes 300,000 shares of Common Stock that are currently issuable upon the exercise of certain Warrants.

CUSIP NO. 595117102

1	NAME OF REPORTING PERSON Miri Meydan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION AUSTRALIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 900,000 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 900,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%
12	TYPE OF REPORTING PERSON IN

(1) Includes 300,000 shares of Common Stock that are currently issuable upon the exercise of certain Warrants.

CUSIP NO. 595117102

1	NAME OF REPORTING PERSON Yaniv Meydan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION AUSTRALIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 900,000 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 900,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%
12	TYPE OF REPORTING PERSON IN

(1) Includes 300,000 shares of Common Stock that are currently issuable upon the exercise of certain Warrants.

CUSIP NO. 595117102

Item 1(a).	Name of Issuer:

Micronet Enertec Technologies, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

70 Kinderkamack Road
Emerson, NJ 07630

Item 2(a).	Name of Person Filing:

This statement is filed by THE MEYDAN NO. 3 FAMILY TRUST, a trust organized under the laws of Australia (the “Meydan Trust”), A H MEYDAN (INTERNATIONAL) PTY LTD, an Australian company (“Meydan Ltd”), Moshe Meydan, Miri Meydan and Yaniv Meydan.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Meydan Ltd is the trustee of the Meydan Trust. Moshe Meydan, Miri Meydan and Yaniv Meydan are directors of Meydan Ltd and are beneficiaries of the Meydan Trust. By virtue of these relationships, each of Meydan Ltd, Moshe Meydan, Miri Meydan and Yaniv Meydan may be deemed, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), to beneficially own the Issuer’s Common Stock, $0.001 par value per share, owned directly by the Meydan Trust. Each of the Reporting Persons other than the Meydan Trust disclaims beneficial ownership of these shares except to the extent of his respective equity interest therein. The Reporting Persons are filing this joint statement, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Meydan Trust and Meydan Ltd is 50 Queen Street, Level 14, Melbourne, Australia VIC 3000.

The address of each of Moshe Meydan and Miri Meydan is 38A Lansell Road, Toorak, Australia VIC 3142.

The address of Yaniv Meydan is 368 St Kilda Road, Unit 2702, Melbourne, Australia VIC 3000.

Item 2(c).	Citizenship:

Each of the Meydan Trust and Meydan Ltd is organized under the laws of Australia.  Each of Moshe Meydan, Miri Meydan and Yaniv Meydan is a citizen of Australia.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Shares”).

Item 2(e).	CUSIP Number:

595117102

CUSIP NO. 595117102

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

/x/	Not Applicable

(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	/ /	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

All ownership information reported in this Item 4 is as of the close of business on the date hereof.

THE MEYDAN NO. 3 FAMILY TRUST

(a)	Amount beneficially owned:

900,000 Shares*

(b)	Percent of class:

15.3% (based upon 5,588,246 Shares outstanding, which is the total number of Shares outstanding as of April 23, 2013 as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) filed with the Securities and Exchange Commission on April 25, 2013).

CUSIP NO. 595117102

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

900,000 Shares*

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

900,000 Shares*

____________________
*   Includes 300,000 Shares that are currently issuable upon the exercise of certain Warrants.

A H MEYDAN (INTERNATIONAL) PTY LTD

(a)	Amount beneficially owned:

900,000 Shares*

(b)	Percent of class:

15.3% (based upon 5,588,246 Shares outstanding, which is the total number of Shares outstanding as of April 23, 2013 as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) filed with the Securities and Exchange Commission on April 25, 2013).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

900,000 Shares*

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

900,000 Shares*

____________________
*   Includes 300,000 Shares that are currently issuable upon the exercise of certain Warrants

CUSIP NO. 595117102

Moshe Meydan

(a)	Amount beneficially owned:

900,000 Shares*

(b)	Percent of class:

15.3% (based upon 5,588,246 Shares outstanding, which is the total number of Shares outstanding as of April 23, 2013 as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) filed with the Securities and Exchange Commission on April 25, 2013).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

900,000 Shares*

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

900,000 Shares*

____________________
*   Includes 300,000 Shares that are currently issuable upon the exercise of certain Warrants

Miri Meydan

(a)	Amount beneficially owned:

900,000 Shares*

(b)	Percent of class:

15.3% (based upon 5,588,246 Shares outstanding, which is the total number of Shares outstanding as of April 23, 2013 as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) filed with the Securities and Exchange Commission on April 25, 2013).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

900,000 Shares*

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

CUSIP NO. 595117102

(iv)	Shared power to dispose or to direct the disposition of

900,000 Shares*

____________________
*   Includes 300,000 Shares that are currently issuable upon the exercise of certain Warrants

Yaniv Meydan

(a)	Amount beneficially owned:

900,000 Shares*

(b)	Percent of class:

15.3% (based upon 5,588,246 Shares outstanding, which is the total number of Shares outstanding as of April 23, 2013 as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) filed with the Securities and Exchange Commission on April 25, 2013).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

900,000 Shares*

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

900,000 Shares*

____________________
*   Includes 300,000 Shares that are currently issuable upon the exercise of certain Warrants

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

CUSIP NO. 595117102

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

CUSIP NO. 595117102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2013	THE MEYDAN NO. 3 FAMILY TRUST

	By:	A H MEYDAN (INTERNATIONAL) PTY LTD, Trustee

	By:	/s/ Moshe Meydan
		Name:	Moshe Meydan
		Title:	Director

A H MEYDAN (INTERNATIONAL) PTY LTD

By:	/s/ Moshe Meydan
	Name:	Moshe Meydan
	Title:	Director

/s/ Moshe Meydan
Moshe Meydan

/s/ Moshe Meydan
Miri Meydan

/s/ Yaniv Meydan
Yaniv Meydan